2 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 129,000 Reed Elsevier PLC ordinary shares at a price of 1093.8798p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 69,827,335 ordinary shares in treasury, and has 1,135,569,985 ordinary shares in issue (excluding treasury shares). In accordance with DTR 5.5.1, following the above purchase the percentage of voting rights attributable to those shares that Reed Elsevier PLC holds in treasury is 6.15%. The voting rights attaching to shares held in treasury are not exercisable. Since 2 January 2015 Reed Elsevier PLC has purchased 129,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,500 Reed Elsevier NV ordinary shares at a price of €19.6797 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,373,044 ordinary shares in treasury, and has 655,780,201 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 74,500 shares.